UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

ICX TECHNOLOGIES, INC.

(Name of Subject Company)

ICX TECHNOLOGIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

043176106

(CUSIP Number of Class of Securities)

Colin J. Cumming

Chief Executive Officer

ICx Technologies, Inc.

2100 Crystal Drive, Suite 650

Arlington, Virginia 22202

(703) 678-2111

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter Allan Atkins and Randall H. Doud

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of ICx Technologies, Inc. (the “Company”) initially filed on September 3, 2010. The Statement relates to the cash tender offer by Indicator Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of FLIR Systems, Inc. (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated September 3, 2010 filed with the Securities and Exchange Commission, to purchase all of the Company’s outstanding common stock, par value $0.001 per share (the “Shares”), at a price of $7.55 per Share, net to the selling stockholder in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 3, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8.	Additional Information.

The fifth paragraph of Subsection (g) of Item 8 entitled “Stockholder Litigation” is hereby amended and restated in its entirety as follows.

On September 8, 2010, the Court of Chancery of the State of Delaware entered an Order for Consolidation and Appointment of Lead Counsel with respect to the Sloan Complaint, the Dobbs Complaint and the Reust Complaint. The files of the actions thereby consolidated shall be maintained in one file under C.A. No. 5769-VCL and under the caption In re ICx Technologies, Inc. Shareholder Litigation.

Item 9.	Exhibits.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit (a)(5)(G) Order for Consolidation and Appointment of Lead Counsel, dated September 8, 2010.

Annex B The Information Statement of the Company.

The fifth paragraph of the section entitled “Legal Proceedings” is hereby amended and restated in its entirety as follows:

On September 8, 2010, the Court of Chancery of the State of Delaware entered an Order for Consolidation and Appointment of Lead Counsel with respect to the Sloan Complaint, the Dobbs Complaint and the Reust Complaint. The files of the actions thereby consolidated shall be maintained in one file under C.A. No. 5769-VCL and under the caption In re ICx Technologies, Inc. Shareholder Litigation.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ICX TECHNOLOGIES, INC.

By:	/S/ COLIN J. CUMMING
Name:	Colin J. Cumming
Title:	Chief Executive Officer

Dated: September 9, 2010